Exhibit 99.48

REVENUE GUARANTEE AGREEMENT

THIS AGREEMENT made as of February 11th, 2014;

B E T W E E N:

AMAYA GAMING GROUP INC., a corporation incorporated under the laws of Quebec (“Amaya Gaming”),

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CRYPTOLOGIC MALTA HOLDINGS LIMITED, a corporation incorporated under the laws of Malta (“CMH”),

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GAMING PORTALS LIMITED, a limited liability company formed and registered in Ireland (Number 444178) having its registered office at 3rd Floor, Marine House, Clanwilliam Place, Dublin, 2, Ireland (“GPL”),

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AMAYA (MALTA) LIMITED, a body corporate bearing registration number C35153 and having its registered office at The Emporium, Level 4, St. Louis Street, Msida, MSD 1421, Malta (“Amaya Malta”),

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ONGAME NETWORK LTD., a limited liability company incorporated under the laws of Gibraltar and bearing registration number 89063 and having its registered office at 57/63 Line Wall Road, Gibraltar (“Ongame”);

(collectively “Amaya”)

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CRYPTOLOGIC OPERATIONS LIMITED, limited liability company bearing registration number X39358 and having its registered office at Vincenti Buildings, Suite 357, 28/19 Strait Street, Valetta, VLT 1432, Malta;

(hereinafter “COL”)

WHEREAS by an amended and restated share purchase agreement dated November 13, 2013 (the “SPA”), CMH sold and Goldstar Acquistion Co. (“Goldstar”) purchased all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“Wagerlogic”), including its wholly owned subsidiaries WagerLogic Alderney Limited and COL, as a part of the acquisition by Goldstar of the Purchased Gaming Sites operated by Amaya through its subsidiaries;

AND WHEREAS by a services and license agreement of even date with this Agreement (the “Services and License Agreement”), GPL and Amaya Malta, as Licensor, have agreed collectively to provide certain software and services to COL for the continued operation of the Purchased Gaming Sites, including provision of the “Amaya Game Office” (AGO) Platform and the Online Games made available through that Platform;

AND WHEREAS Amaya collectively stand to benefit from the SPA and the Services and License Agreement;

AND WHEREAS it was a condition of the SPA that the parties to this Agreement enter into a revenue guarantee and protection agreement pursuant to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(1) In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	“Agreement” means this agreement, including its recitals and schedules, all as amended from time to time.

(b)	“Business Day” means a day when banks are open for business in all of Malta, Ireland and Canada.

(c)	“Guaranteed Obligations” has the meaning set out in Section 3.1.

(d)	“Guarantor” means each of Amaya Gaming, CMH, GPL and Amaya Malta.

(e)	“Licensee” means COL or its permitted assignee under the Services and License Agreement.

(f)	“Licensor” means collectively GPL and Amaya Malta.

(g)	“Liquidated Damages” has the meaning set out in Section 2.3(1).

(h)	“Minimum Revenue Guarantee” means USD $19,000,000 in respect of each year during the Minimum Revenue Guarantee Period.

(i)	“Minimum Revenue Guarantee Payment” has the meaning set out in Section 2.2(1).

(j)	“Minimum Revenue Guarantee Period” means only the two (2) year period immediately following the Closing Date.

(k)	“Minimum Revenue Guarantee Refund” has the meaning set out in Section 2.2(2).

(l)	“Quarter” means a calendar quarter, except that any stub period at the beginning or end of an applicable period shall be deemed to be a Quarter, and “Quarterly” shall have a corresponding meaning.

(m)	“Quarterly Minimum Revenue Guarantee” means USD $4,750,000 in respect of each Quarter during the Minimum Revenue Guarantee Period and for each such Quarter that is a stub period means the applicable proportion of USD $4,750,000.

(n)	“Revenue” in relation to any Month means the sum of (i) Wagers minus Winnings in respect of such Month for all Gaming Sites that are not Independent White Label Gaming Sites less Jackpot Adjustment, Refunds, Chargebacks, the dollar value of any Deposit Bonuses, tournament fees, Affiliate Commissions (only up to a maximum of three million five hundred thousand dollars ($3,500,000.00) in each year of the Term) and Taxes incurred, generated or accrued during the Month for such Gaming Sites, and (ii) the gross revenues actually received by Licensee or its Affiliates during that Month from White Label Parties who operate Independent White Label Gaming Sites.

(o)	“Services and License Agreement” has the meaning set out in the recitals above.

(p)	“Service Level Agreement” means that agreement of even date with this Agreement entered into by Licensor and Licensee setting out the level of maintenance and support services to be provided under the Services and License Agreement.

(q)	“SPA” means the share purchase agreement referenced in the recitals above.

(2) All capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the respective meanings ascribed to them in the Services and License Agreement.

ARTICLE 2

REVENUE PROTECTION

2.1	Joint and Several Liability

The liability of each of Amaya Gaming, CMH, GPL and Amaya Malta under this Agreement is joint and several and a separate claim or claims may be brought against any of them, whether or not a claim is made against any other, and whether or not the others are joined in any such claim.

2.2	Minimum Revenue Guarantee

(1) During the Minimum Revenue Guarantee Period, but subject to the provisions of subsection (2) below, Amaya shall pay to Licensee, on a Quarterly basis, an amount equal to the shortfall, if any, between the Quarterly Minimum Revenue Guarantee and the Revenue for that Quarter (the “Minimum Revenue Guarantee Payment”), except if that shortfall is caused by the termination of the Services and License Agreement in accordance with Section 18.1 or Section 18.2 of the Services and License Agreement.

(2) In any Quarter immediately following a Quarter in respect of which a Minimum Revenue Guarantee Payment was made pursuant to the provisions of subsection (1) above, but not in the first Quarter following an annual reconciliation completed pursuant to the provisions of subsection (3) below, Licensee will pay to Licensor a refund equal to the amount by which, if any, the Revenue for that subsequent Quarter exceeds the Quarterly Minimum Revenue Guarantee, but only to a maximum amount of the Minimum Revenue Guarantee Payment that was received by Licensee in respect of the immediately preceding Quarter (the “Minimum Revenue Guarantee Refund”).

(3) At the end of each calendar year that occurs during the Minimum Revenue Guarantee Period, and at the end of the Minimum Revenue Guarantee Period, the Licensor and Licensee will perform a reconciliation whereby Licensee shall pay to Licensor the amount by which, if any, the sum of the Revenue and the Minimum Revenue Guarantee Payment for the reconciliation period exceeds the Minimum Revenue Guarantee as applicable for that reconciliation period.

2.3	Liquidated Damages

(1) If Licensor terminates the Services and License Agreement on any basis other than the grounds expressly permitted by Sections 18.1 to 18.3 of the Services and License Agreement, then Amaya shall pay to Licensee the following amount as liquidated damages and not as a penalty (the “Liquidated Damages”):

(a)	USD $30,000,000 if such termination occurs at any time during any of the first (1st), second (2nd) or third (3rd) years following the Closing Date;

(b)	USD $20,000,000 if such termination occurs at any time during the (4th ) year following the Closing Date; or

(c)	USD $10,000,000 if such termination occurs at any time during the fifth (5th ) year following the Closing Date.

(2) Notwithstanding Section 2.4 below, where Liquidated Damages are payable for termination of the Services and License Agreement during the Minimum Revenue Guarantee Period, the Liquidated Damages payable are in addition to any Minimum Revenue Guarantee Payments that would be required to be made for the Minimum Revenue Guarantee Period.

(3) Where Liquidated Damages are payable for a termination of the Services and License Agreement that occurs following the Minimum Revenue Guarantee Period, the Liquidated Damages payable shall be reduced by the amount of damages, if any, arising from a breach by Licensor of any of the provisions of Sections 18.3 to 18.7 of the Services and License Agreement and that have already paid by Amaya to Licensee.

2.4	Liquidated Damages are Exclusive Remedies

(1) Subject to subsection 2.3(2) above, the remedies set forth in Section 2.3 are exclusive and not cumulative, and constitute the only remedies of the Licensee in relation to the termination of the Services and License Agreement in its entirety. Licensee hereby waives any further claim it may have against the Licensor in relation to such termination of the Services and License Agreement.

(2) Except if Liquidated Damages are payable pursuant to the provisions of Section 18.8 of the Services and License Agreement or Section 2.3 of this Agreement, nothing in this Section 2.4 or Agreement precludes or otherwise affects the exercise by Licensee of any right or remedy, available at law or in equity or otherwise, for the suspension or termination by Licensor of access to the Platform or to any applicable Online Games, in one or more applicable jurisdictions, other than in accordance with Section 18.3 of the Services and License Agreement.

2.5	Payments

All amounts to be paid pursuant to this Article 2 shall be paid in immediately available funds by wire transfer within thirty (30) Business Days following the end of the Quarter, the applicable reconciliation period or the Liquidated Damages event in respect of which the payment is required to be made.

ARTICLE 3

GUARANTEE

3.1	Guarantee

Each Guarantor hereby unconditionally and irrevocably guarantees payment of all of the monetary debts and liabilities, present or future, direct or indirect,

absolute or contingent, at any time owing or remaining unpaid by the Licensor to Licensee pursuant to or in connection with the Services and License Agreement, including without limitation payment of any damages awarded against Licensor for breach of the Services and License Agreement, and by each other Guarantor to COL pursuant to Article 2 of this Agreement (hereinafter collectively referred to as the “Guaranteed Obligations”) and waives all defenses to the enforceability of the guarantee contained herein.

3.2	Indemnity

If any or all of the Guaranteed Obligations are not paid when due and are not recoverable under Section 3.1, each Guarantor will, as a separate and distinct obligation, indemnify and save harmless Licensee from the failure of the Licensor or any Guarantor to pay such Guaranteed Obligations; for greater certainty, it is agreed that this indemnity (i) will not extend beyond any losses, expenses, debt or liability not forming part of the Guaranteed Obligations including, without limitation, attorney fees and legal costs (except to the extent that such attorney fees and legal costs form a part of any damages awarded against Licensor for breach of the Services and License Agreement and therefore form a part of the Guaranteed Obligations), and (ii) the Guaranteed Obligations are subject to the limitations of liability set forth in Section 20 of the Services and License Agreement and this indemnity cannot be interpreted as giving rise to an indemnified claim for the purpose of the limitations of liability.

3.3	No Release

Except expressly agreed to in writing, the liability of the Guarantors under this Agreement will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by Licensee in connection with any duties or liabilities of the Licensor or any other Guarantor. Without limiting the generality of the foregoing, and without releasing, discharging, limiting or otherwise affecting in whole or in part any Guarantor’s liability under this Agreement, without obtaining the consent of or giving notice to the Guarantors, Licensee may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Licensor or any other Guarantor;

(b)	accept compromises from the Licensor or any other Guarantor; and

(c)	apply all money at any time received from the Licensor or any other Guarantor as Licensee may see fit or change any such application in whole or in part from time to time as Licensee may see fit.

3.4	No Exhaustion of Remedies

Licensee will not be bound or obligated to exhaust its recourse against the Licensor, or any other Guarantor, or other persons, or any securities or collateral it may hold, or to take any other action, before being entitled to demand payment of the Guaranteed Obligations from a Guarantor.

3.5	Continuing Guarantee

The liability of each Guarantor under this Agreement will continue until the expiry of the latter of: (i) the Term of the Services and License Agreement; (ii) the expiry of the last of the limitation periods permitting a claim by Licensee against Amaya under this Agreement or against Licensor under the Services and License Agreement under Applicable Law; or (iii) the expiry of the right to contest, object or appeal, under Applicable Law, an assessment, award or decision in respect of a claim by Licensee against Amaya under this Agreement or against Licensor under the Services and License Agreement.

3.6	Subrogation

Each Guarantor will not be entitled to subrogation until (i) such Guarantor makes payment to Liensee of all amounts owing by such Guarantor to Licensee under this Agreement and (ii) the Guaranteed Obligations are paid in full. Thereafter, Licensee will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations and any security held therefor resulting from such payment by such Guarantor.

ARTICLE 4

GENERAL

4.1	Dispute Resolution and Arbitration

The parties shall resolve any dispute, claim, difference or controversy arising between the parties out of or related to this Agreement (other than a dispute, claim, difference or controversy with respect to the commencement of an action for injunctive or other equitable relief) through such dispute resolution and arbitration provisions agreed to in the Services and License Agreement.

4.2	Executed Copy

Each Guarantor acknowledges receipt of a fully executed copy of this Agreement.

4.3	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties.

4.4	Entire Agreement

This Agreement and the guarantee of Amaya Gaming granted herein constitutes the entire agreement between Amaya Gaming and Licensee with respect to the subject matter of this Agreement and cancels and supersedes any prior understandings and agreements between them with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, (i) between Amaya Gaming and Licensee except as expressly set forth in this Agreement, (ii) between Licensor and Licensee regarding the subject matter of this Agreement except as expressly set forth in this Agreement and in the Services and License Agreement, and (iii) between CMH and Licensee regarding the subject matter of this Agreement except as expressly set forth in this Agreement and in the SPA. Neither party will be bound by any representations or promises unless set forth in this Agreement, the Services and License Agreement or the SPA. Possession of this Agreement by Licensee will be conclusive evidence against the Guarantors that this Agreement and the guarantees herein were not delivered in escrow or pursuant to any agreement such that they would not be effective until any condition precedent or subsequent has been complied with.

4.5	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

4.6	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery (including courier) or by electronic means of communication addressed to the recipient as follows:

To:	Amaya Gaming Group Inc.

7600 Trans- Canada Highway
Pointe-Claire, Quebec
H9R-1C8

Fax No.:	514-744-5114
Email:	Daniel.sebag@amayagaming.com

Attention:	Daniel Sebag

To:	Cryptologic Malta Holdings Limited

c/o Paul Dever
Marine House, 3rd floor
Clanwilliam Place
Dublin 2, Ireland

With a copy to:

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Suite 2100
Montréal QC H3B 4W5

Attention: Me Eric Levy

Fax: (514) 904-8101

To:	Gaming Portals Limited

3rd Floor, Marine House
Clanwilliam Place, Dublin, 2,
Ireland

Fax No.:	00353 1 661 9637
Attention:	General Counsel

And copy by email to:

Attn: Eleanor Keogan
Email: eleanor.keogan@cryptologic.com

To:	Amaya (Malta) Limited
The Emporium, Level 4
St. Louis Street, Msida, MSD 1421
Malta

Fax No.:	n/a
Email:	paul.dever@amayagaming.com

Attention:	Paul Dever

To:	Cryptologic Operations Limited

Attn: Keith Laslop and Navin Khanna
320 Bay Street
Suite 1600
Toronto ON M5H 4A6

Email: keith@laslop.com

And copy to:

Attn: Paul Pathak
Chitiz Pathak LLP
320 Bay Street
Suite 1600
Toronto ON M5H 4A6

Fax: 416-368-0300

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery and if given by electronic communication, on the day of transmittal if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

4.7	Severability

If any one or more provisions contained in this Agreement should be held by a court or other tribunal to be invalid, illegal or otherwise unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way

4.8	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to any choice or conflict of law provision or rule that would cause the application of any laws of any jurisdiction other than that of the Province of Ontario, Canada.

4.9	Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement.

4.10	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument and notwithstanding their date of execution, shall be deemed to bear the date set out above.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement.

AMAYA GAMING GROUP INC.

Per:	“Daniel Sebag”
Name:	Daniel Sebag
Title:	Chief Financial Officer

CRYPTOLOGIC MALTA HOLDINGS LIMITED

Per:	“Monroe Schmidt”
Name:	Monroe Schmidt
Title:	Director

GAMING PORTALS LIMITED

Per:	“Paul Dever”
Name:	Paul Dever
Title:	Director

AMAYA (MALTA) LIMITED

Per:	“Monroe Schmidt”
Name:	Monroe Schmidt
Title:	Director

CRYPTOLOGIC OPERATIONS LIMITED

Per:	“Monroe Schmidt”
Name:	Monroe Schmidt
Title:	Director